SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__6__)



                                    Engex, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $.10 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  292851102
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 October 15, 1997
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 7  pages

CUSIP No.  292851102                 13D                   Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            58,754
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             58,754
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      334,487
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  292851102                 13D                   Page 3 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             58,754
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       58,754
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      58,754
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  292851102                 13D                   Page 4 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            275,733
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             275,733
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      275,733
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  292851102                 13D                   Page 5 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rivkalex Corporation


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             167,429
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       167,429
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      167,429
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    CO.

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 6 of 7 Pages

               J. Morton Davis, Blair Investment Banking Corp. ("Blair Investment"), Rosalind Davidowitz, and Rivkalex Corporation ("Rivkalex"), (collectively, the "Reporting Parties") hereby amend the following Items in their statement on Schedule 13D relating to the common stock, $.01 par value ("shares") of Engex, Inc. (the "Issuer") as follows:


Item 3. is hereby amended by adding the following new paragraph thereto:

          Since the previously filed Schedule 13D, Amendment No. 5, Rosalind Davidowitz used her personal funds to purchase an additional 20,100 shares at a total purchase price of $217,435.55.

Item 4. is hereby partially amended by deleting the first sentence and substituting the following sentence therein:

          This amendment is filed solely to report that Rosalind Davidowitz purchased 20,100 shares for investment purposes only.

Item 5. (a) is hereby amended in its entirety as follows:

          As of October 15, 1997, Mr. Davis may be deemed to beneficially own 334,487 shares (4) or 34.2% of the Issuer's shares as follows:
          (i) 58,754 shares owned by Blair Investment, (ii) 167,429 shares owned by Rivkalex Corporation, and (iii) 108,304 shares owned by Rosalind Davidowitz.

          As of October 15, 1997, Blair Investment may be deemed to beneficially own 58,754 shares or 6.0% of the Issuer's shares.

          As of October 15, 1997, Rosalind Davidowitz may be deemed to beneficially own 275,733 shares or 28.2% of the Issuer's shares as indicated in (ii) and (iii) above.

          As of October 15, 1997, Rivkalex may be deemed to beneficially own 167,429 shares or 17.1% of the Issuer's shares.


Item 5.(c) is hereby amended by adding the following paragraphs and table:

          The following open-market transactions were made by Rosalind Davidowitz in the Issuer's securities in the previous sixty days:

                         Purchase                              Price Per
          Date           or Sale             Amount              Share
          ------------------------------------------------------------
          10/08/97       Purchase              500               10.50
          10/08/97       Purchase            1,300               10.63
          10/09/97       Purchase              500               10.63
          10/09/97       Purchase            1,300               10.75
          10/09/97       Purchase            2,100               10.88
          10/10/97       Purchase            1,800               11.00
          10/10/97       Purchase              200               11.13
          10/10/97       Purchase            1,600               11.25
          10/15/97       Purchase            3,600               10.63
          10/15/97       Purchase            7,200               10.63




          No transactions were made by any of the other Reporting Parties in the previous sixty days.




_______________________________________________________________________________
     (4) Although Mr. Davis is including securities owned by Rosalind Davidowitz and Rivkalex in the aggregate amount of shares owned by him, filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz or Rivkalex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz and Rivkalex.

                                                       Page 7 of 7  pages





                              SIGNATURES


 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                         /s/ J. Morton Davis
Date:    October 23, 1997            by:_____________________________
         New York, New York             J. Morton Davis







                                        /s/ Rosalind Davidowitz
Date:    October 23, 1997              _____________________________
         New York, New York              Rosalind Davidowitz







                                        RIVKALEX CORPORATION


                                        /s/ Rosalind Davidowitz
Date:    October 23, 1997             _____________________________
         New York, New York              Rosalind Davidowitz








                                       D.H. BLAIR INVESTMENT BANKING CORP.

                                          /s/ David Nachamie
Date:    October 23, 1997            by___________________________
         New York, New York              David Nachamie
                                         Treasurer